UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34693/ August 30, 2022

_____

In the Matter of

CION Investment Corporation
CION Investment Management, LLC
CION Investment Partners I, L.P.
CION Management, LLC

3 Park Avenue, 36th Floor
New York, NY 10016

(812-14387)

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ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

CION Investment Corporation, et al., filed an application on November 14, 2014, and amended on June 9, 2015, September 23, 2015, January 22, 2016, April 26, 2016, February 27, 2019, July 24, 2019, October 23, 2019, January 27, 2020, May 29, 2020, September 24, 2020, February 18, 2022, May 19, 2022 and July 13, 2022, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On August 4, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34662). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by CION Investment Corporation, et al. (File No. 812-14387) is granted, effective immediately, subject to the conditions contained in the application, as amended.

      For the Commission, by the Division of Investment Management, under delegated authority.

          J. Matthew DeLesDernier
          Assistant Secretary